Schering announces start of three Phase II clinical trials with anti-cancer compound ZK-EPO

European trials will assess ZK-EPO in non-small cell lung, ovarian and breast cancers

Berlin, November 30, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced the start of three Phase II studies in Europe evaluating its fully synthetic epothilone, ZK-EPO, for the treatment of several types of cancers such as non-small cell lung cancer, ovarian cancer and breast cancer. The clinical trials will assess ZK-EPO's safety and efficacy in each of these cancer types.

ZK-EPO is the only fully synthetic epothilone in clinical development. It is designed to improve efficacy and safety compared to the chemotherapies currently available.

In non-small cell lung cancer, a multi-center study is currently enrolling patients in Germany. The trial is designed to examine the efficacy and safety of ZK-EPO as second-line therapy in patients with advanced disease.

The ovarian cancer trial is a multi-center Phase II study that is being conducted in the United Kingdom. The study is currently enrolling patients with recurrent ovarian cancer.

The breast cancer trial will enroll patients in 24 medical centers in a number of European countries. The first study centers have been initiated in France and Austria. The trial will investigate the efficacy of ZK-EPO in patients with metastatic breast cancer.

"The start of these clinical trials in three distinct solid tumor indications represents an important step in Schering's development program, and we are excited by the opportunity to explore ZK-EPO in a variety of solid tumor indications. The Phase I data leads us to believe ZK-EPO has potential to become an important new anti-cancer therapy to treat people with a variety of solid tumors," said Carlo Montagner, Head of Oncology, Schering Group.

Additional studies with ZK-EPO are being planned in the United States and the EU.

First clinical data for ZK-EPO were presented at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO) in spring 2005. Data from the first Phase I trial demonstrate that ZK-EPO exhibits favorable safety profile. Anti-tumor activity in several solid tumors was also observed.

Additional information

About ZK-EPO
ZK-EPO, a highly potent microtubule stabilizer that accumulates preferentially in the nucleus of cells, is the only fully synthetic epothilone in clinical development. It is designed to improve efficacy and safety compared to the chemotherapies currently available and to retain activity even in cancer cells that express the multi-drug resistant phenotype.
The compound exhibits significant efficacy across a broad spectrum of tumor models in vivo, including those resistant to widely used chemotherapeutic agents such as the taxanes and anthracyclines.
Data from the first Phase I trial demonstrate that ZK-EPO exhibits a favorable safety profile. Anti-tumor activity in several solid tumors was also observed.
A robust Phase II clinical trial program has currently started and will examine various solid tumors, including several major cancer entities.


Schering AG, Germany is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations:Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng